Item 77 D

The LKCM International Fund currently intends to achieve its investment objective by operating under a master-feeder structure. This means that the Fund currently intends to seek its investment objective by investing all of its investable assets in the TT EAFE Portfolio, a series of the TT International U.S.A. Master Trust, which has an identical investment objective to the Fund. On October 2, 2000, the LKCM International Fund invested all of its assets into the TT EAFE Portfolio.